

Mail Stop 4720

July 14, 2009

Via U.S. Mail and Facsimile to (912) 629-6487

John C. Helmken II
President and Chief Executive Officer
The Savannah Bancorp, Inc.
25 Bull Street
Savannah, GA 31401

> **Re:** **The Savannah Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 8-K furnished April 22, 2009**
> **File No. 000-18560**

Dear Mr. Helmken:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Exhibit 13- 2008 Annual Report to Shareholders

Critical Accounting Estimates, page F-34

1.   We note your disclosure regarding the increase in non-performing loans. Further, we note the increase is primarily attributable to residential, construction and

commercial loans made in or related to the Bluffton/HHI market. Given the significant increase during 2008 (approximately $13 million), please tell us and revise your future filings to provide the following additional information regarding these loans:

- Discuss whether the increase in non-performing loans relates to a few large credit relationships or several small credit relationships or both; and
- If a few large credit relationships make up the majority of your non-performing loans, discuss those relationships in detail, including:

   o General information about the borrower (i.e. residential homebuilder, commercial or residential land developer, etc.);
   o The type of collateral securing the loan;
   o The amount of total credit exposure outstanding;
   o The amount of the allowance allocated to the credit relationship; and
   o Provide additional information supporting the allowance for loan loss for each credit.

Provide us with this information as of December 31, 2008, March 31, 2009 and June 30, 2009.

2.   We note your disclosure regarding the increase in nonaccrual loans. Please revise your future filings to comprehensively bridge the gap between the significant increase in your nonaccrual loans with the modest decrease in your allowance for loan losses as a percentage of total loans (1.54% at December 31, 2008 vs. 1.59% at December 31, 2007). For example, discuss in general the relationship between these loans and the allowance for loan losses and link this information to the decrease in your allowance for loan losses. Discuss in detail the nature of the nonaccrual loans and extent to which these loans are collateralized. Consider disclosing, in a tabular format, total nonaccrual loans by loan category and revising your discussion as appropriate.

Provide us with this information as of December 31, 2008, March 31, 2009 and June 30, 2009.

Item 11. Executive Compensation

General

3.   We note that you do not include a Grants of Plan-Based Awards table. However, we note that certain grants of non-equity incentive awards were made in the last completed fiscal year. Therefore, you must provide the information required by Item 402(d) of Regulation S-K. Please provide the staff with proposed revised

disclosure that includes a Grants of Plan-Based Awards table and confirm that future filings will be revised accordingly.

General Compensation Policies, page 15 of Definitive Proxy Statement on Schedule 14A

4.   It appears that the company benchmarks certain elements of compensation to its peers. Please identify the component companies that make up the compensation peer group and the basis for selecting the peer group. In addition, please describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components. Please also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.05. Please confirm that future filings will be revised accordingly.

Cash Incentive Compensation, page 16 of Definitive Proxy Statement on Schedule 14A

5.   It appears that you utilize performance targets in determining incentive compensation for your named executive officers. Disclose to the staff the performance targets utilized in determining cash incentive compensation for your named executive officers for the 2008 fiscal year and confirm that future filings will be revised accordingly. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Summary Compensation Table, page 18 of Definitive Proxy Statement on Schedule 14A

6.   We note that the Summary Compensation Table covers only the registrant's last two completed fiscal years. Please advise the staff as to how it was determined that the registrant is not required to provide compensation information for each of the last thee fiscal years. Refer to Item 402(c) of Regulation S-K. If it is determined that the registrant is required to provide compensation disclosure for each of the last three fiscal years, please provide the staff with proposed revised disclosure and confirm that future filings will be revised accordingly.

Exhibits

7.   It appears that certain agreements required to be filed by Item 601(b)(10)(iii)(A) of Regulation S-K have not been filed. For example, we note that the change-in-control agreements, of which the named executive officers are participants, have not been filed. We also note that the 2008 cash incentive plan has not been filed. Please advise the staff how you determined that these documents did not need to be filed as material contracts or file the documents and any others that are required to be filed by Item 601(b)(10)(iii)(A) of Regulation S-K.

8.   Where you elect to incorporate by reference exhibits required to be filed with annual, current or periodic reports, an express statement that the specified matter is incorporated by reference must be made. Refer to Exchange Act Rule 12b-23. Please revise and confirm that future filings will be revised accordingly. In addition, where you incorporate by reference a document that has been on file with the Commission for more than five years, other than documents contained in registration statements, the document must be specifically identified by physical location by SEC file number reference. Refer to Item 10(d) of Regulation S-K. Please revise and confirm that future filings will be revised accordingly.

Form 8-K furnished April 22, 2009

9.   We note that the company's earnings releases have been furnished under Item 7.01 of Form 8-K, including the release furnished on April 22, 2009. Please advise the staff as to why earnings releases have been furnished under Item 7.01 rather than Item 2.02 of Form 8-K.

                    *   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel